Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Geoffrey Weiji Gao
	Name:	Geoffrey Weiji Gao
	Title:	Principal Financial and Accounting Officer

Date: September 20, 2012

Exhibit 99.1

ACORN INTERNATIONAL, INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 26, 2012

On October 26, 2012, Acorn International, Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China, at 10:00 a.m. local time for the following purposes:

1.	Re-election of Mr. Robert W. Roche as a director of the Company.

2.	Re-election of Mr. William Liang as a director of the Company.

3.	Appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditor of the Company for the fiscal year ending December 31, 2012.

4.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for Directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on September 14, 2012 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Natalie Li, Investor Relations, Acorn International, Inc., 18/F, 20th Building, 487 Tian Lin Road, Shanghai 200233, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The Notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2011 Annual Report are also available through our website at http://ir.chinadrtv.com.

By Order of the Board of Directors,

Don Dongjie Yang

Chief Executive Officer

September 20, 2012

Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ACORN INTERNATIONAL, INC. FOR THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 26, 2012

The undersigned shareholder of Acorn International, Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated September 20, 2012, and hereby appoints Ms. Natalie Li with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on October 26, 2012 at 10:00 a.m., local time at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China, and at any adjournment or postponements thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

Proposal 1: Re-election of Mr. Robert W. Roche as a director of the Company.

For	Against	Abstain

☐	☐	☐

Proposal 2: Re-election of Mr. William Liang as a director of the Company.

For	Against	Abstain

☐	☐	☐

Proposal 3: Appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditor of the Company for the fiscal year ending December 31, 2012.

For	Against	Abstain

☐	☐	☐

Dated:                      2012

Shareholder’s Name:	Co-Owner’s Name:

Signature	Co-Owner’s Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on September 14, 2012. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

Exhibit 99.3

ACORN INTERNATIONAL, INC.

PROXY STATEMENT

General

Our Board of Directors is soliciting proxies for the annual general meeting of shareholders to be held on October 26, 2012 at 10:00 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Acorn International, Inc., if you hold our ordinary shares, or to Citibank N.A., if you hold American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on September 14, 2012 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of August 31, 2012, 89,978,111 of our ordinary shares, par value US$0.01 per share, were issued and outstanding, approximately 43,659,363 of which were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in our company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on our register of members as of the record date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the ordinary shares held by such ordinary shareholder. Each proposal put to the vote at the meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of each matter put to a vote.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our Directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of a holder of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by ADRs related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote ordinary shares other than in accordance with instructions received from the ADS holders of record. As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, you may have no recourse.

If Citibank, N.A. does not receive instructions from an ADS holder as of the record date on or before the date established by Citibank, N.A. for such purpose, such holder shall be deemed, and Citibank, N.A. shall deem such holder, to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the deposited securities; provided, however, that no such discretionary proxy shall be given by Citibank, N.A. with respect to any matter to be voted upon as to which the Company informs Citibank, N.A. that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of deposited securities may be adversely affected. The Company has informed Citibank, N.A. that any discretionary proxy they receive from Citibank, N.A. will be voted in accordance with the Board recommendations. In addition, if Citibank, N.A. timely receives voting instructions from an ADS holder which fails to specify the manner in which Citibank, N.A. is to vote the deposited securities represented by such holder’s ADSs, Citibank, N.A. will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed Citibank, N.A. to vote in favor of the items set forth in such voting instructions.

PROPOSAL 1 and 2

RE-ELECTION OF DIRECTORS

According to Article 87(3) of our Articles of Association, at each subsequent annual general meeting after the third annual general meeting after the adoption of these Articles, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring Director shall be eligible for re-election. The Directors to retire by rotation shall include (so far as necessary to ascertain the number of Directors to retire by rotation) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Based on the above rules, Mr. Robert W. Roche and Mr. William Liang shall retire from office by rotation and be eligible for re-election at the 2012 annual general meeting.

We now hereby nominate Mr. Robert W. Roche and Mr. William Liang as Directors for re-election at the 2012 annual general meeting.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of each of the nominees named below. The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a Director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of October 2012, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Robert W. Roche	49	Chairman of the Board of Directors
William Liang	54	Independent Director

Mr. Robert W. Roche is a co-founder and the chairman of the Board of Directors of our company. He also serves as the chairman of Oak Lawn Marketing, a company incorporated in Japan. In addition, Mr. Roche conducts numerous business operations throughout Asia and the United States. President Obama named Mr. Roche to the United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiation. He is also on the President’s 100,000 Strong Federal Advisory Committee. Mr. Roche’s other civic contributions include serving as prior Chairman of the Board of Governors of the American Chamber of Commerce in Shanghai, member of the American Chamber of Commerce Japan Board of Governors, and a Board Member at the USA Pavilion, Expo 2010 Shanghai. In addition to funding his own foundation, Mr. Roche’s philanthropic work includes endowing a chair at Nanzan University in Nagoya, Japan, and establishing a Masters of Laws (LLM) in International Business Transactions program at the University of Denver, Sturm College of Law. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Mr. William Liang is an independent director of our company. Mr. Liang is currently chief representative of Reuters Transaction Services Ltd. in Beijing. Since 2008, Mr. Liang has been serving as a director of the Board of J.P. Morgan Futures Co., Ltd. in China. Prior to that, Mr. Liang worked in the Foreign Commercial Service and several multi-national corporations such as Alcoa and United Technologies. Holder of a B.A. degree and MBA degree from University of Massachusetts, Mr. Liang has over ten years of financial services industry and extensive China experience in business development, strategic and business planning, management and corporate governance.

Each Director will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF EACH OF PROPOSAL 1 AND 2, THE RE-ELECTIONS OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommends, and our Board of Directors concurs, that Deloitte Touche Tohmatsu CPA Ltd. be appointed as our independent auditor for the fiscal year ending December 31, 2012. Deloitte Touche Tohmatsu CPA Ltd. has served as our independent auditor since 2006.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSAL 3, THE APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2012.

OTHER MATTERS

Save as disclosed above, we know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Don Dongjie Yang

Chief Executive Officer
September 20, 2012